January 27, 1998



To the Stockholders of
Pee Dee State Bank:

You are cordially invited to attend a Special Meeting of the Stockholders (the "Special Meeting") of Pee Dee State Bank ("Pee Dee Bank") to be held at the offices of Pee Dee Bank, 110 West Main Street, Timmonsville, South Carolina, at 4:00 P.M., local time, on Tuesday, March 3, 1998, notice of which is enclosed.


At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Reorganization, dated as of December 30, 1997 (the "Agreement"), which provides for the merger (the "Merger") of Pee Dee Bankshares, Inc. ("Bankshares") with and into Centura Banks, Inc. ("Centura"), with Centura the surviving corporation resulting from the Merger, and the merger (the "Bank Merger") of Pee Dee Bank with and into Centura Bank, a wholly-owned subsidiary of Centura, with Centura Bank the surviving corporation resulting from the Bank Merger. Upon consummation of the Merger and the Bank Merger, each share of Bankshares common stock and each share of Pee Dee Bank common stock (except those owned by Bankshares) issued and outstanding will be exchanged for a number of shares of Centura common stock determined in the manner described in the accompanying Proxy Statement/Prospectus, with cash being paid in lieu of issuing fractional shares.

Enclosed are (i) the Notice of Special Meeting, (ii) the Proxy Statement/Prospectus, (iii) a Proxy for the Special Meeting, and (iv) certain financial information related to Bankshares, Pee Dee Bank, Centura and Centura Bank. The Proxy Statement/Prospectus describes in more detail the Agreement and the proposed Merger and Bank Merger, including a description of the conditions to consummation of the Merger and the Bank Merger and the effects of the Merger and the Bank Merger on the rights of Bankshares and Pee Dee Bank stockholders. Please read these materials carefully and consider thoughtfully the information set forth in them.

The Board of Directors has unanimously approved the Agreement and consummation of the Merger and the Bank Merger contemplated thereby, and unanimously recommends that you vote FOR approval of the Agreement.

It is important to understand that approval of the Agreement will require the affirmative vote of two-thirds of the votes entitled to be cast at the Special Meeting by the holders of the issued and outstanding shares of Pee Dee Bank common stock. Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Centura and the proposed Bank Merger with Centura Bank are significant steps for Bankshares and Pee Dee Bank and your vote on this matter is of great importance.

On behalf of the Board of Directors, I urge you to vote FOR approval of the Agreement by marking the enclosed proxy card "FOR" Proposal 1.

We look forward to seeing you at the Special Meeting.

                                                  Sincerely,



                                                  R. B. SCARBOROUGH
                                                  PRESIDENT